Exhibit 99.1

Ability Inc.

(“The Company”)

August 1, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate Report Regarding Legal Proceedings in the United States

Further to the immediate reports dated July 14, 2021 and July 22, 2021 (reference numbers: 2021-01-117075 and 2021-01-120888, respectively), which are incorporated in this report by way of reference, the Company hereby reports that on July 29, 2021, an Injunction was given by a court in New York, USA, at the request of the U.S. Securities and Exchange Commission (the “Injunction”, “the SEC”, respectively) against the Company, Ability Computer and Software Industries Ltd., a subsidiary of the Company, and Messer’s. Anatoly Hurgin and Alexander Aurovsky, the Significant Shareholders of the Company (“the parties to the Injunction”).

The Injunction freezes the funds in an escrow account in the name of the Company for put options (the “Deposit”), as described in Note 4 to the Company’s Consolidated Financial Statements included in the Annual Report as of December 31, 2020, which was published on March 29, 2021 (Reference No.: 2020-01-049623), (the “Annual Report”) and which is incorporated in this report by way of reference. The Injunction instructs the parties to the Injunction and related parties, such as employees, representatives, lawyers and others, to refrain from making any disposition of the Deposit funds. It should be noted that the SEC is taking an active part and is represented in the proceedings before the Tel Aviv District Court under Amendment 4 to the Insolvency and Economic Rehabilitation Law, 2018 (“the proceedings before the Tel Aviv District Court”). The Company was not represented in the proceedings in court in New York, but its position was brought to the attention of the court by the attorneys of the other parties to the Injunction.

In addition, in legal proceedings against the Company in the state of Florida, USA, as described in Note 11.a.2 and 11a.3 to the Annual Report, a motion was filed for a judgment in the absence of protection against the Company.

The Company is studying the consequences of the Injunction, while taking into consideration the proceedings held before the Tel Aviv District Court and other proceedings which are being held in Israel, including the issue of the proper forum to discuss issues arising from the said legal proceedings.

Ability Inc.

Signed by:

Evyatar Cohen, CFO